
SEC MAIL
RECEIVED
PROCESSING
SEP 28 2005
WASH. D.C.
156
SECTION


05043611

AM 10/4/2005

CM 10/4

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SECUR... ...ND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8-1-2004 (MM/DD/YY) AND ENDING 7-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
General Securities, Corporation

OFFICIAL USE ONLY
15062
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

422 E. Armour Rd
(No. and Street)

North Kansas City, (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Miller 816 472-7170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA, PC
(Name — if individual, state last, first, middle name)

3000 Brooketree Lane (Address) Gladstone (City) MO (State) 64119 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 07 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AM

OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o General Securities Corp, as o 7-31-2005, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

Signature

President

Title

Notary Public


SHERRY KRUGER
Notary Public - Notary Seal
State of Missouri
County of Clay
My Commission Exp. 06/05/2008

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENERAL SECURITIES CORPORATION

Table of Contents

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

Independent Auditor's Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have audited the accompanying statements of financial condition of General Securities Corporation as of July 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Securities Corporation as of July 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2005

GENERAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2005

ASSETS

ASSETS	
Cash	$ 34,553
Deposits with Clearing Organization	50,288
Receivable from Clearing Organizations	2,261
Securities Owned	
Marketable, at Market Value	19,064
Furniture, Equipment and Leasehold Improvements at Cost, less Accumulated Depreciation and Amortization of $122,531	4,774
Other Assets	5,438
Total Assets	$ 116,378

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payroll and Related Taxes	$ 19,987
Accounts Payable and Accrued Expenses	17,145
Profit Sharing Payable	4,245
Income Tax Payable	2,826
Total Liabilities	44,203
STOCKHOLDERS' EQUITY	
Common Stock, 30,000 Shares Authorized 18,000 Issued and Outstanding, $1.00 Par Value (Note I)	18,000
Additional Paid in Capital	87,848
Retained Earnings	351,827
Treasury Stock	(385,500)
Total Stockholders' Equity	72,175
Total Liabilities and Stockholders' Equity	$ 116,378

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2005

REVENUE	
Commissions	$ 513,025
Interest	635
Other	7,763
Total Revenue	521,423
EXPENSES	
Salaries	143,011
Clearance Brokerage	94,129
Commissions	156,432
Communications	5,414
Occupancy	27,543
Regulations and Fees	11,793
Profit Sharing Contribution	4,245
Payroll Taxes	10,262
Cleaning	1,620
Office Expense	10,851
Accounting and Audit	5,500
Insurance	23,476
Fines	20,000
Utilities	3,275
Depreciation	780
Dues and Publications	834
Postage and Shipping	2,290
Other Taxes	326
Interest	427
Advertising and Promotion	1,798
Miscellaneous	2,497
Total Expenses	526,503
Income (Loss) Before Income Taxes	(5,080)
Provision For Income Taxes	2,989
Net Income (Loss)	$ (8,069)

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2005

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings
Balance, July 31, 2004	$ 18,000	$ 87,848	$ 385,500	$ 359,896
Dividends				
Net Income (Loss)				(8,069)
Purchase Treasury Stock				
Balance, July 31, 2005	$ 18,000	$ 87,848	$ 385,500	$ 351,827

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (8,069)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	780
Deferred Tax Benefit	232
(Increase) Decrease in Assets:	
Deposits with Clearing Organizations	(69)
Receivable from Broker, Dealers and Clearing Organizations	2,834
Securities Owned	2,680
Prepaid Expenses	(2,246)
Increase (Decrease) in Liabilities:	
Payroll Related Payable	19,693
Accounts Payable and Accrued Expenses	(7,621)
Profit Sharing Payable	(5,755)
Income Tax Payable	2,826
Total Adjustments	13,354
Net Cash Provided (Used) by Operating Activities	5,285
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
Net Increase (Decrease) in Cash	5,285
Cash at Beginning of Year	29,268
Cash at End of Year	$ 34,553

The accompanying notes are an integral part of the financial statements.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2005

NOTE 1 - NATURE OF BUSINESS

General Securities Corporation is a broker/dealer located in North Kansas City, Missouri. The Corporation is primarily engaged in the buying and selling of securities, commodities, mutual funds and insurance products. The Corporation also engages in providing investment advisory services to its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of General Securities Corporation is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting. Brokerage transactions of the Corporation are recorded on a trade date basis. Customer brokerage transactions are recorded on a settlement date basis. All related commission income and expenses are recorded on a trade date basis.

Cash

For the purposes of the statement of cash flows, the Corporation considers cash and restricted cash to be cash equivalents.

Marketable Securities, Owned

Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income on the income statement. The Corporation's marketable securities owned at July 31, 2005, consisted of:

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - CONTINUED
JULY 31, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Marketable Securities, Owned - Continued

	Owned	Sold But Not Yet Purchased
Cash and Money Market Funds	$ 10	$ 0
U.S. Government & Agency	19,054	0
	$ 19,064	$ 0

The Corporation clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed on an accelerated method for financial reporting purposes and for income tax purposes. Depreciation expense of $780 was recorded for the year ended July 31, 2005. The Corporation's property, plant and equipment with related accumulated depreciation consisted of:

Office Equipment	$ 51,469
Leasehold Improvements	7,793
Computer Equipment	68,043
Total	127,305
Accumulated Depreciation	(122,531)
Net Book Value	$ 4,774

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - CONTINUED
JULY 31, 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to timing differences when income and expenses are reported for tax and accounting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Corporation maintains cash deposits with clearing organizations. The deposits are required as part of agreements disclosing that the organizations will act as clearing brokers for the Corporation. The clearing broker is Southwest Securities, Inc. The balance on deposit with Southwest Securities, Inc. at July 31, 2005, was $50,288.

NOTE 4 - EMPLOYEE BENEFIT PLAN

The Corporation has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees. The balance of the liability at July 31, 2005, is $261 and is included in accounts payable.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - CONTINUED
JULY 31, 2005

NOTE 5 - OPERATING LEASES

The Corporation leases commercial office space at 422 East Armour Road from Northtown Devco. The lease is a renewable non-cancelable three-year operating lease, expiring August 31, 2008. Occupancy expenses of $27,543 were recorded for the year ended July 31, 2005. As of July 31, 2005, the aggregate future minimum lease payments for the remainder of the lease are:

Years Ended July 31	Amount
2006	$ 30,211
2007	30,507
2008	30,507
2009	2,542
Total	$ 93,767

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 1503-1) which requires the maintenance of minimum net capital. The Corporation's minimum net capital requirement is $50,000. As of July 31, 2005, the Corporation had net capital of $61,247, which was in excess of the required amount by $11,247.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS - CONTINUED
JULY 31, 2005

NOTE 8 - RETIREMENT PLAN

General Securities Corporation adopted a retirement plan effective August 1, 1995. The plan is a profit sharing/401K plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Corporation. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Corporation. The Corporation made matching contributions to the plan for the year ended July 31, 2005, of $4,245.

NOTE 9 - INCOME TAXES

The Corporation uses the accrual method of accounting for income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred taxes. The deferred taxes represent future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The deferred tax asset has been calculated as follows:

Deferred Tax Asset, July 31, 2004	$ 232
Additions During Fiscal 2005	0
Used During Fiscal 2005	(232)
Deferred Tax Asset, July 31, 2005	$ 0

SUPPLEMENTARY SCHEDULES

GENERAL SECURITIES CORPORATION
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

SCHEDULE I

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — $72,175 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — $72,175 [3500]
4. Add:
   - A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — [3520]
   - B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	[3525]

5. Total capital and allowable subordinated liabilities — [3530]
6. Deductions and/or charges:
   - A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — $10,547 [3540]
   - B. **Secured demand note deficiency** — [3590]
   - C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - D. **Other deductions and/or charges** — [3610] — 10,547 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	[3630]

8. Net capital before haircuts on securities positions — $61,628 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. **Contractual securities commitments** — [3660]
   - B. **Subordinated securities borrowings** — [3670]
   - C. **Trading and investment securities:**

GENERAL SECURITIES CORPORATION
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

SCHEDULE II

1. Exempted securities ______ [3735]
2. Debt securities ______ [3733]
3. Options ______ [3730]
4. Other securities 381 [3734]

D. Undue Concentration ______ [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

______ [3736] 381 [3740]

10. Net Capital $61,247 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	2,948 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	11,247 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$56,827 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition ______ [3790]

17. Add:

A. Drafts for immediate credit ______ [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited ______ [3810]

C. Other unrecorded amounts (List)

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2005

SCHEDULE III

Reconciliation with Corporation's Computation
(Included in Part IIA of Form X-17A-5 as of July 31, 2005)

Net Capital, as reported in Corporation's Part IIA (Unaudited)	$ 65,162
Net Audit Adjustments	(3,915)
Net Capital per Audit	$ 61,247